Exhibit 99.1

Baidu Announces First Quarter 2023 Results

BEIJING, China, May 16, 2023 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the first quarter ended March 31, 2023.

“In the first quarter of 2023, Baidu Core delivered a solid performance, with year-on-year revenue growth accelerating from previous quarters, supporting operating margin improvement through operating leverage,” said Robin Li, Co-founder and CEO of Baidu. “We believe the emergence of generative AI and large language model presents a transformative potential of AI in various industries, to help people and organizations to achieve more and to place a positive impact on society. In light of this trend, Baidu has introduced its ERNIE Bot in China, which we plan to steadily incorporate into all our businesses. This will empower our products and offerings, drawing in a larger user and customer base, while allowing us to establish a new ecosystem around the ERNIE Bot for the new era. It will also enable us to drive long-term, sustainable growth”.

“Non-GAAP operating margin of Baidu Core expanded to 23% in the quarter, up from 17% in the same period last year and 21% in the previous quarter, driven by our ability to leverage our operations effectively,” said Rong Luo, CFO of Baidu. “Generative AI represents a new paradigm shift in the AI, and Baidu is poised to take advantage of this massive market opportunity. Baidu will continue to invest unwaveringly in this area in the coming quarters.”

First Quarter 2023 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q1 2022	Q4 2022	Q1 2023		YOY	QOQ

ADS, unaudited)	RMB	RMB	RMB	US$
Total revenues	28,411	33,077	31,144	4,535	10%	(6%)
Operating income	2,601	4,593	4,980	725	91%	8%
Operating income (non-GAAP)[2]	3,996	6,497	6,428	936	61%	(1%)
Net (loss) income to Baidu	(885)	4,953	5,825	848	—	18%
Net income to Baidu (non-GAAP)[2]	3,879	5,371	5,727	834	48%	7%
Diluted (loss) earnings per ADS	(2.87)	13.59	15.92	2.32	—	17%
Diluted earnings per ADS (non-GAAP)[2]	11.22	15.25	16.10	2.34	43%	6%
Adjusted EBITDA[2]	5,499	8,231	8,145	1,186	48%	(1%)
Adjusted EBITDA margin	19%	25%	26%	26%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.8676 as of March 31, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q1 2022	Q4 2022	Q1 2023		YOY	QOQ

	RMB	RMB	RMB	US$
Total revenues	21,378	25,654	22,998	3,349	8%	(10%)
Operating income	2,524	3,782	4,091	596	62%	8%
Operating income (non-GAAP)[2]	3,686	5,491	5,363	781	45%	(2%)
Net (loss) income to Baidu Core	(963)	4,773	5,513	803	—	16%
Net income to Baidu Core (non-GAAP)[2]	3,804	4,915	5,268	767	38%	7%
Adjusted EBITDA[2]	5,106	7,146	7,003	1,020	37%	(2%)
Adjusted EBITDA margin	24%	28%	30%	30%

Operational Highlights

Corporate

•	Baidu returned US$195 million to shareholders in Q1 2023.

•	Baidu released its annual ESG Report on May 12, 2023, which details Baidu’s latest ESG policies and sustainability initiatives (https://esg.baidu.com/ESG/Baidu_2022_ESG_Report.pdf).

Intelligent Driving

•	Apollo Go, Baidu’s autonomous ride-hailing service, provided around 660K rides in the first quarter of 2023, up 236% year over year and 18% quarter over quarter.

•	Apollo Go received Beijing’s first permits to operate ride-hailing services with no driver or safety operator in the vehicles, on March 17, 2023.

Other Growth Initiatives

•	Xiaodu ranked No.1 in smart display shipments and smart speaker shipments in China for 2022, according to IDC and Canalys.

Mobile Ecosystem

•	In March, Baidu App’s MAUs reached 657 million, up 4% year over year.

•	Managed Page accounted for 49% of Baidu Core’s online marketing revenue in the first quarter of 2023.

iQIYI

•	iQIYI’s average daily number of total subscribing members for the quarter was 129 million, compared to 101 million for the first quarter of 2022 and 112 million for the fourth quarter of 2022.

First Quarter 2023 Financial Results

Total revenues were RMB31.1 billion ($4.54 billion), increasing 10% year over year.

•

Revenue from Baidu Core was RMB23.0 billion ($3.35 billion), increasing 8% year over year; online marketing revenue was RMB16.6 billion ($2.42 billion), up 6% year over year, and non-online marketing revenue was RMB6.4 billion ($928 million), up 11% year over year.

•	Revenue from iQIYI was RMB8.3 billion ($1.22 billion), increasing 15% year over year.

Cost of revenues was RMB15.2 billion ($2.21 billion), decreasing 3% year over year, primarily due to a decrease in content costs, bandwidth costs and cost of goods sold, partially offset by the increase of traffic acquisition costs.

Selling, general and administrative expenses were RMB5.6 billion ($814 million), increasing 20% year over year, primarily due to an increase in channel spending and promotional marketing expenses.

Research and development expense was RMB5.4 billion ($790 million), decreasing 3% year over year, primarily due to a decrease in personnel related expense.

Operating income was RMB5.0 billion ($725 million). Baidu Core operating income was RMB4.1 billion ($596 million), and Baidu Core operating margin was 18%. Non-GAAP operating income was RMB6.4 billion ($936 million). Non-GAAP Baidu Core operating income was RMB5.4 billion ($781 million), and non-GAAP Baidu Core operating margin was 23%.

Total other income, net was RMB2.6 billion ($378 million), which mainly included a fair value gain of RMB1.5 billion from long-term investments. Total other loss, net was RMB3.0 billion for the same period last year, which mainly included a fair value loss of RMB3.0 billion from long- term investments. A significant portion of long-term investments, including but not limited to investments in equity securities of public and private companies, private equity funds, is subject to quarterly fair value adjustments, which may contribute to net income volatility in future periods.

Income tax expense was RMB1.2 billion ($174 million), increasing 205% year over year, primarily due to an increase in profit before tax.

Net income attributable to Baidu was RMB5.8 billion ($848 million), and diluted earnings per ADS was RMB15.92 ($2.32). Net income attributable to Baidu Core was RMB5.5 billion ($803 million), and net margin for Baidu Core was 24%. Non-GAAP net income attributable to Baidu was RMB5.7 billion ($834 million). Non-GAAP diluted earnings per ADS was RMB16.10 ($2.34). Non-GAAP net income attributable to Baidu Core was RMB5.3 billion ($767 million), and non-GAAP net margin for Baidu Core was 23%.

Adjusted EBITDA was RMB8.1 billion ($1.19 billion) and adjusted EBITDA margin was 26%. Adjusted EBITDA for Baidu Core was RMB7.0 billion ($1.02 billion) and adjusted EBITDA margin for Baidu Core was 30%.

As of March 31, 2023, cash, cash equivalents, restricted cash and short-term investments were RMB194.0 billion ($28.25 billion), and cash, cash equivalents, restricted cash and short- term investments excluding iQIYI were RMB188.8 billion ($27.49 billion). Free cash flow was RMB4.5 billion ($661 million), and free cash flow excluding iQIYI was RMB3.5 billion ($515 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 AM on May 16, 2023, U.S. Eastern Time (8 PM on May 16, 2023, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc Q1 2023 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10030497-jz1rwg.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward- looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non- GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share- based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.

Baidu, Inc.

Condensed Consolidated Statements of (Loss) Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	16,929	19,571	17,972	2,617
Others	11,482	13,506	13,172	1,918

Total revenues	28,411	33,077	31,144	4,535

Costs and expenses:
Cost of revenues(1)	15,546	16,945	15,152	2,206
Selling, general and administrative(1)	4,656	5,881	5,589	814
Research and development(1)	5,608	5,658	5,423	790

Total costs and expenses	25,810	28,484	26,164	3,810

Operating income	2,601	4,593	4,980	725
Other (loss) income:
Interest income	1,454	1,647	1,915	279
Interest expense	(710)	(738)	(804)	(117)
Foreign exchange loss, net	(11)	(338)	(106)	(15)
Share of losses from equity method investments	(408)	(523)	(48)	(7)
Others, net	(3,286)	1,733	1,638	238

Total other (loss) income, net	(2,961)	1,781	2,595	378

(Loss) income before income taxes	(360)	6,374	7,575	1,103
Income tax expense	391	1,254	1,193	174

Net (loss) income	(751)	5,120	6,382	929
Net income attributable to noncontrolling interests	134	167	557	81

Net (loss) income attributable to Baidu	(885)	4,953	5,825	848

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$(2)
(Loss) earnings per ADS (1 ADS representing 8 Class A ordinary shares):
— Basic	(2.87)	13.73	16.17	2.35
— Diluted	(2.87)	13.59	15.92	2.32
(Loss) earnings per share for Class A and Class B ordinary shares:
— Basic	(0.36)	1.72	2.02	0.29
— Diluted	(0.36)	1.70	1.99	0.29
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,767	2,789	2,798	2,798
— Diluted	2,767	2,801	2,837	2,837

(1) Includes share-based compensation expenses as follows:
Cost of revenues	82	158	98	14
Selling, general and administrative	377	450	463	68
Research and development	864	1,233	828	120

Total share-based compensation expenses	1,323	1,841	1,389	202

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate in effect as of March 31, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	53,156	23,638	3,442
Restricted cash	11,330	11,252	1,638
Short-term investments, net	120,839	159,127	23,171
Accounts receivable, net	11,733	10,798	1,572
Amounts due from related parties	5,432	5,211	759
Other current assets, net(1)	10,360	19,179	2,793

Total current assets	212,850	229,205	33,375

Non-current assets:
Fixed assets, net	23,973	22,975	3,345
Licensed copyrights, net	6,841	6,701	976
Produced content, net	13,002	12,603	1,835
Intangible assets, net	1,254	1,183	172
Goodwill	22,477	22,589	3,289
Long-term investments, net	55,297	55,463	8,076
Long-term time deposits and held-to-maturity investments	23,629	18,676	2,719
Amounts due from related parties	60	96	14
Deferred tax assets, net	2,129	2,091	304
Operating lease right-of-use assets	10,365	10,183	1,483
Other non-current assets	19,096	19,214	2,798

Total non-current assets	178,123	171,774	25,011

Total assets	390,973	400,979	58,386

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	5,343	6,833	995
Accounts payable and accrued liabilities	38,014	34,043	4,957
Customer deposits and deferred revenue	13,116	13,913	2,026
Deferred income	72	142	21
Long-term loans, current portion	—	1	—
Convertible senior notes, current portion	8,305	8,265	1,203
Notes payable, current portion	6,904	6,865	1,000
Amounts due to related parties	5,067	5,211	759
Operating lease liabilities	2,809	2,797	407

Total current liabilities	79,630	78,070	11,368

Non-current liabilities:
Deferred income	159	116	17
Deferred revenue	331	375	55
Amounts due to related parties	99	94	14
Long-term loans	13,722	13,678	1,992
Notes payable	39,893	39,670	5,776
Convertible senior notes	9,568	11,668	1,699
Deferred tax liabilities	2,898	3,014	439
Operating lease liabilities	4,810	4,650	677
Other non-current liabilities	2,058	2,068	300

Total non-current liabilities	73,538	75,333	10,969

Total liabilities	153,168	153,403	22,337

Redeemable noncontrolling interests	8,393	8,709	1,268
Equity
Total Baidu shareholders’ equity	223,478	230,095	33,504
Noncontrolling interests	5,934	8,772	1,277

Total equity	229,412	238,867	34,781

Total liabilities, redeemable noncontrolling interests, and equity	390,973	400,979	58,386

(1)	This includes payment of US$1,198 million to the paying agent to meet the iQIYI’s repurchase obligation of the 2.00% Convertible Senior Notes due 2025. The repurchase was completed in April 2023.

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended				Three months ended				Three months ended				Three months ended
	March 31, 2022 (RMB)				December 31, 2022 (RMB)				March 31, 2023 (RMB)				March 31, 2023 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Total revenues	21,378	7,277	(244)	28,411	25,654	7,593	(170)	33,077	22,998	8,349	(203)	31,144	3,349	1,216	(30)	4,535
YOY									8%	15%		10%
QOQ									(10%)	10%		(6%)
Costs and expenses:
Cost of revenues (1)	9,807	5,964	(225)	15,546	11,712	5,405	(172)	16,945	9,379	5,956	(183)	15,152	1,365	867	(26)	2,206
Selling, general and administrative (1)	3,913	745	(2)	4,656	4,969	939	(27)	5,881	4,533	1,106	(50)	5,589	660	161	(7)	814
Research and development (1)	5,134	474	—	5,608	5,191	467	—	5,658	4,995	428	—	5,423	728	62	—	790

Total costs and expenses	18,854	7,183	(227)	25,810	21,872	6,811	(199)	28,484	18,907	7,490	(233)	26,164	2,753	1,090	(33)	3,810

YOY
Cost of revenues									(4%)	(0%)		(3%)
Selling, general and administrative									16%	48%		20%
Research and development									(3%)	(10%)		(3%)
Cost and expenses									0%	4%		1%
Operating income (loss)	2,524	94	(17)	2,601	3,782	782	29	4,593	4,091	859	30	4,980	596	126	3	725
YOY									62%	814%		91%
QOQ									8%	10%		8%
Operating margin	12%	1%		9%	15%	10%		14%	18%	10%		16%
Add: total other (loss) income, net	(3,058)	97	—	(2,961)	2,271	(490)	—	1,781	2,803	(208)	—	2,595	408	(30)	—	378
Less: income tax expense (benefit)	374	17	—	391	1,265	(11)	—	1,254	1,168	25	—	1,193	170	4	—	174
Less: net income (loss) attributable to NCI	55	5	74 (3)	134	15	(1)	153 (3)	167	213	8	336 (3)	557	31	1	49 (3)	81

Net (loss) income attributable to Baidu	(963)	169	(91)	(885)	4,773	304	(124)	4,953	5,513	618	(306)	5,825	803	91	(46)	848

YOY									—	266%		—
QOQ									16%	103%		18%
Net margin	(5%)	2%		(3%)	19%	4%		15%	24%	7%		19%

	Three months ended				Three months ended				Three months ended				Three months ended
	March 31, 2022 (RMB)				December 31, 2022 (RMB)				March 31, 2023 (RMB)				March 31, 2023 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	3,686	327		3,996	5,491	977		6,497	5,363	1,035		6,428	781	152		936
YOY									45%	217%		61%
QOQ									(2%)	6%		(1%)
Operating margin (non-GAAP)	17%	4%		14%	21%	13%		20%	23%	12%		21%
Net income attributable to Baidu (non-GAAP)	3,804	162		3,879	4,915	856		5,371	5,268	940		5,727	767	138		834
YOY									38%	480%		48%
QOQ									7%	10%		7%
Net margin (non-GAAP)	18%	2%		14%	19%	11%		16%	23%	11%		18%
Adjusted EBITDA	5,106	410		5,499	7,146	1,056		8,231	7,003	1,112		8,145	1,020	163		1,186
YOY									37%	171%		48%
QOQ									(2%)	5%		(1%)
Adjusted EBITDA margin	24%	6%		19%	28%	14%		25%	30%	13%		26%

(1) Includes share-based compensation as follows:

Cost of revenues	45	37		82	122	36		158	65	33		98	9	5		14
Selling, general and administrative	257	120		377	355	95		450	377	86		463	55	13		68
Research and development	804	60		864	1,177	56		1,233	778	50		828	113	7		120

Total share-based compensation	1,106	217		1,323	1,654	187		1,841	1,220	169		1,389	177	25		202

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income/(loss) attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended March 31, 2022 (RMB)			Three months ended December 31, 2022 (RMB)			Three months ended March 31, 2023 (RMB)			Three months ended March 31, 2023 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	3,039	(1,167)	1,872	6,999	854	7,853	4,838	1,002	5,840	704	146	850
Net cash (used in) provided by investing activities	(2,884)	(67)	(2,951)	(5,902)	579	(5,323)	(32,816)	167	(32,649)	(4,778)	24	(4,754)
Net cash (used in) provided by financing activities	(644)	2,046	1,402	(5,124)	2,862	(2,262)	1,055	(3,357)	(2,302)	154	(489)	(335)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(183)	(4)	(187)	(1,420)	(9)	(1,429)	(96)	(9)	(105)	(14)	(1)	(15)

Net (decrease) increase in cash, cash equivalents and restricted cash	(672)	808	136	(5,447)	4,286	(1,161)	(27,019)	(2,197)	(29,216)	(3,934)	(320)	(4,254)
Cash, cash equivalents and restricted cash
At beginning of period	44,596	3,075	47,671	62,821	3,576	66,397	57,374	7,862	65,236	8,354	1,145	9,499
At end of period	43,924	3,883	47,807	57,374	7,862	65,236	30,355	5,665	36,020	4,420	825	5,245
Net cash provided by (used in) operating activities	3,039	(1,167)	1,872	6,999	854	7,853	4,838	1,002	5,840	704	146	850
Less: Capital expenditures	(1,928)	(51)	(1,979)	(1,920)	(9)	(1,929)	(1,295)	—	(1,295)	(189)	—	(189)

Free cash flow	1,111	(1,218)	(107)	5,079	845	5,924	3,543	1,002	4,545	515	146	661

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended March 31, 2022 (RMB)			Three months ended December 31, 2022 (RMB)			Three months ended March 31, 2023 (RMB)			Three months ended March 31, 2023 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income	2,524	94	2,601	3,782	782	4,593	4,091	859	4,980	596	126	725
Add: Share-based compensation expenses	1,106	217	1,323	1,654	187	1,841	1,220	169	1,389	177	25	202
Add: Amortization and impairment of intangible assets(1)	56	16	72	55	8	63	52	7	59	8	1	9

Operating income (non-GAAP)	3,686	327	3,996	5,491	977	6,497	5,363	1,035	6,428	781	152	936
Add: Depreciation of fixed assets	1,420	83	1,503	1,655	79	1,734	1,640	77	1,717	239	11	250

Adjusted EBITDA	5,106	410	5,499	7,146	1,056	8,231	7,003	1,112	8,145	1,020	163	1,186
Net (loss) income attributable to Baidu	(963)	169	(885)	4,773	304	4,953	5,513	618	5,825	803	91	848
Add: Share-based compensation expenses	1,101	217	1,210	1,654	187	1,748	1,220	169	1,297	177	25	189
Add: Amortization and impairment of intangible assets(1)	50	16	59	50	8	55	49	7	53	7	1	8
Add: Disposal (gain) loss	—	(430)	(216)	(484)	62	(453)	(217)	—	(217)	(32)	—	(32)
Add: Impairment of long-term investments	598	183	690	318	271	453	31	119	85	5	17	12
Add: Fair value loss (gain) of long-term investments	3,037	(1)	3,037	(1,662)	8	(1,658)	(1,312)	10	(1,307)	(191)	1	(190)
Add: Reconciling items on equity method investments(2)	456	11	462	377	18	386	(122)	18	(114)	(17)	3	(16)
Add: Tax effects on non-GAAP adjustments(3)	(475)	(3)	(478)	(111)	(2)	(113)	106	(1)	105	15	—	15

Net income attributable to Baidu (non-GAAP)	3,804	162	3,879	4,915	856	5,371	5,268	940	5,727	767	138	834

	Three months ended March 31, 2022 (RMB)			Three months ended December 31, 2022 (RMB)			Three months ended March 31, 2023 (RMB)			Three months ended March 31, 2023 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Diluted (loss) earnings per ADS			(2.87)			13.59			15.92			2.32
Add: Accretion of the redeemable noncontrolling interests			0.31			0.46			0.46			0.07
Add: Non-GAAP adjustments to (loss) earnings per ADS			13.78			1.20			(0.28)			(0.05)

Diluted earnings per ADS (non-GAAP)			11.22			15.25			16.10			2.34

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents tax impact of all non-GAAP adjustments.